Financial Statements of

GEOPHYSICAL PROSPECTING COMPANY INC.

(Formerly: Internet Identity Presence Company Inc.)

Six months ended January 31, 2006

(Unaudited – Prepared by Management)

The Auditors of Geophysical Prospecting Company Inc. have not performed a review of the unaudited consolidated financial statements for the six months ended January 31, 2006 and January 31, 2005.

GEOPHYSICAL PROSPECTING COMPANY LIMITED

Balance Sheets
(Prepared by Management)

	January 31, 2006 (Unaudited)	July 31, 2005 (Audited)
Assets		
Current assets		
Cash	$ 94,260	1,436
Advances to officers, directors and shareholders	366	4,000
	94,626	5,436
Other		
Capital assets (net of depreciation of $156: 2005 – nil)	2,344	-
Mining claims and deferred development expenditures	305,000	-
	307,344	-
	$ 401,970	$ 5,436

Current liabilities:		
Accounts payable and accrued liabilities	$ 500	$ 5,500
Other advances	-	5,000
Advances from officers (note 4(a and b))	-	-
	500	10,500
Shareholders' equity		
Share capital	13,132,112	12,513,862
Issuable shares	10,000	10,000
Treasury shares	(16,385)	(16,385)
Contributed surplus	309,718	309,718
	13,435,445	12,817,195
Deficit	(13,033,975)	(12,822,259)
	410,470	(5,064)
	$ 401,970	$ 5,436

GEOPHYSICAL PROSPECTING COMPANY LIMITED

Statements of Operations and Deficit
Six month ended January 31, 2006 and 2005
(Unaudited – Prepared by Management)

	2006		2006	
	3 Month period	**Year to Date**	**3 Month Period**	**Year to Date**
OPERATING EXPENSES				
Abandoned mining interest	60,000	60,000	-	-
Shareholder information	43,237	53,314	5,518	5,518
Management fees	37,300	37,300	11,750	11,750
Legal and audit	13,058	13,558	12,173	13,671
Transfer agent fee	12,754	13,991	2,610	3,511
WEB site costs	10,000	10,000	-	-
Office, general and administration	7,496	14,628	2,552	4,593
Occupancy costs	2,904	6,404	3,000	6,000
Automotive	2,365	2,365	-	-
Shareholder information	156	156	-	-
	191,270	211,716	37,594	45,553
Net loss for the period	(191,270)	(211,716)	(37,594)	(45,553)
Deficit, Beginning of Period	(12,842,705)	(12,822,259)	(12,691,448)	(12,683,489)
DEFICIT, END OF PERIOD	(13,033,975)	(13,033,975)	(12,729,042)	(12,729,042)
NET LOSS PER SHARE	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

GEOPHYSICAL PROSPECTING COMPANY LIMITED

STATEMENTS OF CASH FLOWS
Second Quarter Ended January 31, 2006 and 2005
(Prepared by Management - Unaudited)

	2006		2005	
	3 Month Period	Year to Date	3 Month Period	Year to Date
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net loss for the period	$ (191,270)	$ (211,716)	$ (37,594)	$ (45,553)
Add (Deduct) item not affecting cash flow				
Depreciation	156	156	-	-
Changes in non-cash operating working capital balances	26,678	43,148	(7,918)	(6,121)
	(218,104)	(254,708)	(45,512)	(51,674)
Financing Activities				
Issuance of common shares	440,750	465,750	41,595	58,935
Advances, to officers, directors and shareholders	2,734	3,634	-	-
Other advances	(5,000)	(5,000)	-	(10,000)
Loans and advances from related parties	-	-	(1,511)	3,000
	438,384	464,384	40,084	51,395
Investing Activities				
Additions to capital assets	(300,000)	(300,000)	-	(10,000)
Additions to mining claims	(2,500)	(2,500)	(1,511)	3,000
	(302,500)	(302,500)	40,084	51,395
INCREASE (DECREASE) IN CASH	82,120	92,824	(5,428)	261
CASH, BEGINNING OF PERIOD	12,140	1,436	5,625	(63)
CASH, END OF PERIOD	$ 94,260	$94,260	198	198

GEOPHYSICAL PROSPECTING COMPANY LIMITED

Notes to Financial Statements
January 31, 2006
(Unaudited – Prepared by Management)

1. Accounting policies:

The enclosed unaudited financial statements for the six months ended January 31, 2006 and 2005 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the six months ended January 31, 2006 and 2005 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's July 31, 2005 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Internet Identity Presence Company Limited (the "Corporation") as set out in the July 31, 2005 audited financial statements, except for the following:

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended January 31, 2006 are not indicative of the results that may be expected for the full year ended July 31, 2006.

2. Share capital:

(a) Authorized:
Unlimited number of common shares

(b) Issued and outstanding	Number of Shares	Amount
Common shares – July 31, 2005	37,400,000	$12,513,862
Issuances in 2005:		
Issued for cash	15,850,000	465,750
Issued for services	8,600,000	87,500
Issued in settlement of debt	6,000,000	60,000
Issued for property	500,000	5,000
Common shares – January 31, 2006	68,350,000	$ 13,132,112

(c) Stock Options:As at January 31, 2006 the company has stock options outstanding as follows:

Exercise Price	Expiry Date	#
$ 0.05	July 31, 2007	5,000,000
$ 0.07	July 31, 2007	5,000,000
$ 0.10	July 31, 2007	5,000,000
$ 0.05	July 31, 2006	6,305,000
$ 0.05	July 31, 2006	5,000,000
	Total options outstanding	26,305,000

d) The company issued 5,000,000 warrants with the recent flow-through issue .

1 warrant plus.10 equals 1 common. The warrants expire Dec7/2007.

GEOPHYSICAL PROSPECTING COMPANY LIMITED

Notes to Financial Statements

Six months ended January 31, 2006 and 2005
(Unaudited – Prepared by Management)

3. Income taxes:

At April 30, 2005 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

- The advances from related parties are cash advance and have no terms of repayment.

1293-2-(b)

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Owen V Dwyer, Chairman of the Board and Chief Executive Officer of Geophysical Prospecting Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Geophysical Prospecting Inc., (the issuer) for the interim period ending January 31, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:February, 2006
Owen V Dwyer,
Chairman

1293-2-(b)

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Owen V Dwyer, Chairman and Acting Chief Financial Officer of Geophysical Prospecting Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Geophysical Prospecting Inc.., (the issuer) for the interim period ending January 31, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: Feb , 2006
Owen V Dwyer
Chairman
and
ChiefFinancialOfficer

1283-2-16

Geophysical Prospecting Inc.

Management Discussion and Analysis
For the period ending Jan 31, 2006

Management Discussion and Analysis for period ending January 31, 2006

The period to January 31, 2006was devoted to creation and operational requirements of our new business of geophysical prospecting.

On Jan 3 the Company acquired a four claim mining lease in Corbierre Township Wawa Ontario.The claims cover four square kilometers
. However as at Jan31,2006 the Company has not completed the closing documents in the acquisition of the four claim mining lease in Corbierre Township Wawa Ontario.

The Board has determined that in order to enhance shareholder value, we needed to be in a different business. The management has held discussions with several private companies to enter into a Reverse Take Over Transaction and has not found one suitable to our circumstances. The Board has identified a possible niche in the junior mining field. The Company entered the junior Prospecting and Exploration business in order to enhance shareholder value.

Brief Summary:

Geophysical Prospecting Inc.

. The Company will conduct geophysical prospecting of very large open land tracks in Canada using advanced geophysical technology tools supplied by third parties.

The Company funded the exploration with a previous disclosed Flow-through share financing.

The strategy to concentrate on exploration is a long-term undertaking. The Company's plan is to locate economic resource properties followed by staking open ground for further exploration or sale.

A combination of innovative financing and advanced geophysical prospecting will place the company at the forefront of independent junior mineral exploration in Canada.

The Company has no debt ,a cash balance of $over $75,000 and payables of $5,00

The company is not delinquent with any suppliers.

We are in excellent shape to enter into a new business opportunity .
We thank you for your continued support.
On behalf of the Management
Owen V. (Tony) Dwyer (Signed)
Chairman & CEO
Geophysical Prospecting Inc.